Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: May 9, 2022

PRNewswire

Transfix Drives Optimized Freight Procurement with Dynamic Solution that Offers Real-Time Recommendations

May 9, 2022

–Applies nearly a decade of data and machine learning models for shippers to make strategic decisions that balance cost, predictability, and service –

NEW YORK, May 9, 2022 /PRNewswire/ -- Transfix, Inc. ("Transfix"), the Intelligent Freight Platform™, today announced the launch of a beta program for its new sourcing optimization tool. The solution is designed to modernize the traditional freight procurement process by allowing shippers to calibrate carrier commitments and optimize their freight spend. The tool predicts and prescribes a sourcing strategy based on historical and real-time data. This enables shippers to procure capacity at an anticipated optimal rate with the highest expected reliability, and streamlines the sourcing process to days instead of months. Transfix will unveil the tool tomorrow at the FreightWaves Future of Supply Chain Conference, with a live demo at 9AM CT/10AM ET on the Rapid-Fire Demos stage.

“We’ve spent almost a decade working with some of the largest brands understanding their networks and procurement process and we feel their pain – manual labor, overhead costs, tender rejections, contract cancellations, and more,” said Jonathan Salama, Co-founder and CTO of Transfix. “After accumulating data on the market and developing our machine learning models, we have the insights to help shippers run an effective procurement program that allows them to build sustainable relationships with carriers in shifting market dynamics.”

Transfix’s new solution recommends the projected optimal procurement scenario for specific lanes, based on a combination of data-driven factors.

The tool will recommend four purchasing options aligned to specific lanes. These categories include:

•	Existing Contract. Shippers have vetted these lanes, carriers are familiar with the facilities, and Transfix’s model understands the rates are better than what shippers can get if they started a new RFP. Transfix recommends shippers award these lanes to these carriers and not bid them out.
•	New Contract. Our solution analyzes lanes and looks at current carriers' performance, volume of shipments, and market prices to package the lanes into a smaller RFP for shippers.
•	Spot. The system recommends the spot market for certain lanes. If shippers don't run those lanes as frequently, turning to the spot market can yield the optimal price.
•	Dynamic Cost-Plus. While a traditional cost-plus program only uses historical rates, Dynamic Cost-Plus uses a real-time, AI-predicted price. Transfix’s data-driven approach allows shippers to take advantage of market volatility and not commit to an annual contract. This can benefit both shippers and carriers with lanes in seasonal markets, and with sporadic volume allowing them to build sustainable relationships.

Once shippers finalize their analysis and decide how to allocate their shipments, they can execute the RFP directly from the tool. Every carrier will have the option to select their respective lanes, agree to the contract, or bid on lanes.

Following the broader launch, shippers will be able to integrate the solution into their existing TMS via API or execute their RFP directly from Transfix TMS, an end-to-end solution for shippers across the shipment lifecycle — source, route, tender, track, and settle.

“This solution will continually evaluate new opportunities and alert shippers when market conditions have shifted in their favor, prompting them to contract, re-price, or move to a Dynamic Cost-Plus scenario,” added Salama. “Our goal is to calibrate shippers' transportation strategy to optimize service levels and spend to ultimately remove any potential inefficiencies in freight.”

For more information visit Transfix.

As announced on September 21, 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. (“G Squared Ascend I”) (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions.

About Transfix

Transfix drives modern supply chain impact at scale with its Intelligent Freight Platform™. By combining enterprise-grade, machine-learning technology with intuitive software and dedicated supply chain experts, Transfix is enabling organizations to deliver with high performance and high reliability, drive long-term strategy and capacity planning, take empty miles off the road, and optimize their networks, at scale. Today, Transfix connects shippers to 28,000+ carriers with real-time, many-to-many freight matching and the visibility they need to make their supply chains more efficient and environmentally responsible. Learn more at Transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. (“Transfix Holdings”) has filed a registration statement on Form S-4, as amended (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed with the SEC on February 8, 2021 and its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I's filings with the SEC. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.